CONSENT OF EIGHT CAPITAL

We hereby consent to the inclusion in this Registration Statement on Form F-10 (the "Registration Statement") being filed by WonderFi Technologies Inc. (the "Company") with the United States Securities and Exchange Commission of:

– our Fairness Opinion dated October 24, 2022 (the "2022 Fairness Opinion"), in connection with the share purchase agreement dated September 22, 2022 entered into amongst CoinSmart Financial Inc ("CoinSmart"), Coinsquare Ltd. ("Coinsquare"), and Simply Digital Technologies Inc, including any summaries of or references to the 2022 Fairness Opinion in the Registration Statement; and

– our Fairness Opinion dated March 27, 2023 (the "2023 Fairness Opinion"), in connection with the business combination agreement dated April 2, 2023 entered into amongst the Company, CoinSmart, and Coinsquare, including any summaries of or references to the 2023 Fairness Opinion in the Registration Statement.

/s/ Eight Capital

Eight Capital

October 5, 2023